                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION            0-14234
                            Washington, D.C. 20549                Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  X Form 10-K     Form 20-F    Form 11-K    Form 10-Q     Form N-SAR
            --            --           --            --            --
                 For Period Ended: April 30, 2001
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                        KINGS ROAD ENTERTAINMENT, INC.
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Full Name of Registrant

                                      N/A
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Former Name if Applicable

                         12 East 33rd Street, 12th Floor
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Address of Principal Executive Office (STREET AND NUMBER)

                           New York, New York 10016
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this
---              form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
---              report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)     The accountant's statement or other exhibit required by Rule
---              12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     Due to accounting requirements relating to post closing expenditures in connection with Registrant's acquisition of Animal Town, Inc. and Registrant's cessation of the business activity of KRTR, Inc., both of which events occurred during this reporting period, Registrant was unable to prepare the information required by Form 10-KSB within the prescribed time period. Registrant has used its best efforts to complete the required information on a timely basis and has provided its auditors with the information that they requested. Registrant believes that the quarterly report will be completed and the Form 10-KSB will be filed within the fifteen-day extension period permitted by Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Marianne G. Dorado             (212)                 899-5455
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes    No
         --     --

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes      No
                                       --       --
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the twelve months ended April 30, 2001, Registrant expects to report earnings of approximately $150,000 primarily due to increased revenues principally attributable to merchandise catalogue sales in its Animal Town subsidiary, increased royalties from Registrant's foreign film catalogue and the conversion of debt into equity in connection with the acquisition of the Animal Town subsidiary. This compares to a net loss of approximately $2,172,000 for the twelve month period ended April 30, 2000.
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                        KINGS ROAD ENTERTAINMENT, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: July 30, 2001                 By: /s/  H. Martin DeFrank
      --------------                    ----------------------
                                             Chief Operating
                                              Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).